SAMEX MINING CORP.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

August 29, 2012

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on August 29, 2012 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX ANNOUNCES POSTPONEMENT OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SAMEX announces that it has postponed the annual general meeting of shareholders scheduled for September 7, 2012 at the request of Sasan Sadeghpour and Sasco Partners, LP, together the largest shareholders of the Company.  SAMEX applied for a postponement of the annual general meeting to help facilitate the completion of an amicable settlement between all parties in regards to earlier disputes.

Item 5:

Full Description of Material Change

SAMEX ANNOUNCES POSTPONEMENT OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

SAMEX announces that it has postponed the annual general meeting of shareholders scheduled for September 7, 2012 at the request of Sasan Sadeghpour and Sasco Partners, LP, together the largest shareholders of the Company.  SAMEX applied for a postponement of the annual general meeting to help facilitate the completion of an amicable settlement between all parties in regards to earlier disputes.

The BC Registrar of Companies allowed the extension of the meeting date and the Company will now hold its annual general meeting on October 1, 2012.   A new Notice of Meeting, Information Circular and form of Proxy for the October 1, 2012 meeting will be mailed out to shareholders to replace ones delivered earlier in relation to the originally planned September 7th meeting.

The re-scheduled annual general meeting of shareholders of SAMEX Mining Corp. will be held at the Ramada Plaza & Conference Centre, Valley Room, 36035 North Parallel Road, Abbotsford, British Columbia on Monday, October 1, 2012 at 2:30 P.M.

Further details on the annual general meeting to be held on October 1, 2012 will be contained in the new Notice of Meeting and Information Circular that will be mailed to shareholders of the Company and filed on SEDAR.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 29th day of August, 2012.

“Larry D. McLean”

Director